Exhibit 99.1

News Release

Noteholders of Brookfield Renewable Power Inc.
Approve Extraordinary Resolution

TORONTO, Ontario, October 25, 2011 – Brookfield Renewable Power Inc. (“Brookfield Power”) announced today that noteholders (“Noteholders”) of its 5.25% Medium Term Notes, Series 3, 5.84% Medium Term Notes, Series 4, 6.132% Medium Term Notes, Series 6 and 5.14% Medium Term Notes, Series 7 (collectively, the “Notes”) have approved an extraordinary resolution (the “Extraordinary Resolution”) in connection with the strategic combination (the “Combination”) of all of Brookfield Power’s assets located in Canada, the United States and Brazil with the renewable power assets of Brookfield Renewable Power Fund (the “Fund”) to create Brookfield Renewable Energy Partners L.P. (“BREP”).

As described in the Information Circular of Brookfield Power dated September 28, 2011 (the “Information Circular”), subject to the satisfaction of certain conditions, including the approval by the unitholders of the Fund and the approval by the Ontario Superior Court of Justice, the Combination will be implemented by way of a plan of arrangement under the Business Corporations Act (Ontario).

Provided that all approvals and conditions precedent for the completion of the plan of arrangement are satisfied or waived, and the steps described in the arrangement for the transfer of Brookfield Power’s renewable power assets to BREP and its related entities are completed, the Extraordinary Resolution that Noteholders approved earlier today authorized:

•	the assumption and substitution of BRP Finance ULC, a newly formed, single purpose subsidiary of BREP, as the issuer of the Notes;

•	the acceptance of guarantees from BREP and each of Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc. and BRP Bermuda Holdings I Limited, the key holding subsidiaries of BREP;

•	the release and discharge of all obligations of Brookfield Power under and in respect of the Notes and the trust indenture governing the Notes; and

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the execution and delivery of a supplemental trust indenture, an amended and restated trust indenture and such other documents as may be necessary to give effect to the Extraordinary Resolution and the matters described in the Information Circular.

The Extraordinary Resolution required a favourable vote of not less than 66 2/3% of the aggregate principal amount of the Notes represented and voted at the special meeting of noteholders. Based on the voting results, 99.96% of the aggregate principal amount of the Notes represented and voted by voting Noteholders were voted in favour of the Extraordinary Resolution. The matters approved by Noteholders earlier today are expected to be implemented in the fourth quarter of 2011.

A copy of the Information Circular is available under Brookfield Power’s issuer profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on Brookfield Power’s website at www.brookfieldpower.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements and information within the meaning of the Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the matters contemplated by the Extraordinary Resolution, the creation of BREP and the approval, successful completion and timing of the implementation of the plan of arrangement. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, “continue”, and targets, or variations of such words and phrases. Although Brookfield Power believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, it can give no assurance that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the risk that the conditions precedent to the implementation of the matters contemplated by the Extraordinary Resolution are not met, and the approvals to be obtained are not met or obtained. Brookfield Power cautions that the foregoing important factors that may affect future results is not exhaustive. Except as required by law, Brookfield Power does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

About Brookfield Renewable Power Inc.

Brookfield Renewable Power Inc., wholly-owned by Brookfield Asset Management Inc., has more than 100 years of experience as an owner, operator and developer of hydroelectric power facilities. Its total portfolio includes more than 170 generating facilities with approximately 4,400 megawatts of capacity. It also has a significant hydroelectric and wind project pipeline. Brookfield Power’s operations are primarily located in North America and Brazil. For more information, please visit Brookfield Power’s website at www.brookfieldpower.com.

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Investors:
Zev Korman
Director, Investor Relations and Communications
Brookfield Renewable Power
Tel: (416) 359-1955
zev.korman@brookfield.com